UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

GRUPO TELEVISA’S IFRS IMPLEMENTATION PLAN

Mexico City, June 30, 2011 - Grupo Televisa, S.A.B. (“Televisa”; NYSE:TV; BMV:TLEVISA CPO) today announced that, as required by the Mexican Banking and Securities Commission, the Company presented the herein attached Implementation Plan of International Financial Reporting Standards (“IFRS”).

Grupo Televisa, S.A.B., is the largest media company in the Spanish-speaking world based on its market capitalization and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay-television networks, international distribution of television programming, direct-to-home satellite services, cable television and telecommunication services, magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, the operation of a horizontal internet portal, and gaming. Grupo Televisa also owns an unconsolidated equity stake in La Sexta, a free-to-air television venture in Spain.

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Investor Relations:	Media Relations:

Carlos Madrazo	Manuel Compeán
María José Cevallos	Tel: (5255) 5728 3815
Tel: (5255) 5261-2445	Fax: (5255) 5728 3632
Fax: (5255)5261-2494	mcompean@televisa.com.mx
ir@televisa.com.mx	http://www.televisa.com
http://www.televisa.com
http://www.televisair.com

Implementation Plan of International Financial Reporting Standards

In accordance with Article 78 and Transitory Article 5 of the General Dispositions Applicable to Securities Issuers and Other Participants in the Securities Market, published in the Mexican Federation Journal on March 19, 2003, as amended by a Resolution published in the same Journal on January 27, 2009; and the official request No. 151/28928/2011 from the Mexican Banking and Securities Commission, addressed to Grupo Televisa, S.A.B. (collectively with its subsidiaries, the “Company”) on May 13, 2011, the Company presents its Implementation Plan of International Financial Reporting Standards (“IFRS”), as follows:

A. Accounting and Business Impacts

In this section, the Company presents relevant accounting and business impacts that could arise from the initial adoption of IFRS issued by the International Accounting Standards Committee (“IASB”). The adjustments derived from these impacts are in the process of being finalized by the Company as of January 1, 2011, the date of transition to IFRS for purposes of the Company’s consolidated financial information that will be presented in conformity with IFRS beginning in 2012.

It is important to emphasize that all of the information presented in this Implementation Plan can be modified at any time by the Company, and therefore, it is not definitive. The Implementation Plan is a preliminary paper that presents the most relevant matters with respect to the initial adoption of IFRS in connection with the preparation of the Company’s consolidated financial statements for the four quarters of 2012 and the year to be ending on December 31, 2012, on a comparative basis with the corresponding quarters of 2011. Additionally, the IASB has issued and will issue during 2011 and 2012 a number of IFRS that will supersede or amend certain current IFRS, and therefore, these new standards require an analysis and assessment by the Company’s management to determine their possible impact on the Company’s consolidated financial statements.  Therefore, the Company may change the information provided in this document and/or elect an accounting option different from the one preliminary selected at this date.

For purposes of presenting the most significant accounting and business impacts identified to date, the Company’s management considered those IFRS issued by the IASB through January 1, 2011, the date on which the most recent printed IFRS published by the IASB is available.

Exceptions to the Retrospective Application of Other IFRS

IFRS 1, First-time Adoption of IFRS, prohibits the retrospective application of certain guidelines of other IFRS. These exceptions are described in paragraphs 14 to 17 and Appendix B of IFRS 1, and their impact on the Company is summarized in the following table:

Exceptions	Accounting impact on the Company
1. Estimates
No inconsistencies are anticipated between the estimates made by the Company under Mexican Financial Reporting Standards (“Mexican FRS”) as of December 31, 2010, and the estimates made by the Company under IFRS as of January 1, 2011.
Therefore, it is expected that this exception will not have a significant impact on the Company’s consolidated financial position.

2. Derecognition of financial assets and financial liabilities
At this date, the Company has not identified any significant transactions for which this exception would be applicable.
Therefore, it is expected that this exception will not have a significant impact on the Company’s consolidated financial position.

3. Hedge accounting
As of January 1, 2011, all derivative financial instruments of the Company are measured at fair value. As of December 31, 2010, there are no deferred gains or losses from derivative financial instruments.
Those derivative financial instruments designated as accounting hedges as of January 1, 2011, meet the accounting hedge requirements set forth by IAS 39. Additionally, no transactions completed by the Company before January 1, 2011, will be designated as accounting hedges on a retrospective basis.
Therefore, it is expected that this exception will not have an impact on the Company’s consolidated financial position.

4. Non-controlling interests
As of December 31, 2010 and January 1, 2011, comprehensive income is allocated for both the controlling and non-controlling interests.
As of December 31, 2010 and January 1, 2011, no transactions have occurred that caused significant changes in the Company’s ownership of its subsidiaries, or loss of control of any subsidiary.
Therefore, it is expected that this exception will not have a significant impact on the Company’s consolidated financial position.

5. Classification and measurement of financial assets
In considering this exception, the Company is currently assessing the early adoption of IFRS 9, Financial Instruments, which was issued by the IASB in October 2010, with an effective date on January 1, 2013, and early adoption is permitted.
If the Company decides to early adopt the provisions of IFRS 9, the embedded derivatives exception would be considered by the Company beginning January 1, 2011.

6. Embedded derivatives
In considering this exception, the Company is currently assessing the early adoption of IFRS 9, Financial Instruments, which was issued by the IASB in October 2010, with an effective date of January 1, 2013, and early adoption is permitted.
If the Company decides to early adopt the provisions of IFRS 9, the embedded derivatives exception would be considered by the Company beginning January 1, 2011.

Exemptions from Other IFRS

IFRS 1, First-time Adoption of IFRS, permits to elect the application of one or more of the exemptions included in Appendix C and D of IFRS 1. The impact of a preliminary election of exemptions by the Company, with the purpose of facilitating the transition to IFRS, is summarized in the following table:

Exemptions	Accounting impact on the Company
1. Business combinations
The Company has elected  not to apply IFRS 3, Business Combinations, on a retrospective basis. As a result, the carrying amounts of those business combinations made by the Company under Mexican FRS through December 31, 2010, will not be restated as of January 1, 2011.
Therefore, it is expected that this exemption will not have a significant impact on the Company’s consolidated financial position.

2.a Share-based payment transactions
Beginning in 2005, the Company adopted on a supplementary basis the provisions of IFRS 2, Share-based Payment, through December 31, 2008. Beginning in 2009, the Company adopted the provisions of the Mexican FRS D-8, Share-based Payments, which did not have a significant effect on the Company’s consolidated financial statements since this Mexican FRS standard substantially corresponded to IFRS 2. As of January 1, 2011, the Mexican FRS D-8 and IFRS 2 are similar. As a result, as of January 1, 2011, the Company recognized the payments related to its share based plans in accordance with the provisions of IFRS 2.
Therefore, it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.b Insurance contracts	This exemption is not applicable to the Company. Therefore, it is expected that this exemption will not have an impact on the Company’s consolidated financial position.
2.c Deemed cost
The Company has elected the option of maintaining the cost or depreciated cost, adjusted to reflect the changes in the general or specific price index, recognized under Mexican FRS as of December 31, 2010, as the deemed cost of its property, plant and equipment as of January 1, 2011, to the extent that such cost is similar to the fair value of these assets, with the exception of certain land and buildings, for which the Company has elected to measure them at fair value by using appraisals at that date.
Since there is not active market for the Company’s intangible assets as of January 1, 2011, these assets will be measured at their historical cost in accordance with IFRS, by eliminating any adjustment to recognize the changes in the general price index beginning on January 1, 1997.
The Company is in the process of finalizing the impact of this exemption on its consolidated financial position as of January 1, 2011.

2.d Leases
To this date, the Company has not identified significant arrangements that may contain an embedded lease as of January 1, 2011, in the scope of Interpretation 4 of the International Financial Reporting Interpretations Committee (“IFRIC”), Determining whether an Arrangement contains a Lease.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.e Employee benefits
As of January 1, 2011, the Company will elect to recognize in retained earnings, the outstanding balance as of December 31, 2010 of unamortized actuarial gains and losses for all of its employee benefit plans.
The Company will also recognize in retained earnings as of January 1, 2011, the outstanding balance as of December 31, 2010 of any transition liability related to employee benefit plans. This transition liability was recognized by the Company on the first time adoption of the employee benefit liabilities under Mexican FRS.
In addition, the Company will recognize in retained earnings as of January 1, 2011, the outstanding balance as of December 31, 2010 of the legal indemnities liability recognized under Mexican FRS.
Except for the effects referred to above, it is expected that this exemption will not have a significant impact on the Company’s consolidated financial position.

2.f Cumulative translation differences
As of January 1, 2011, the Company will recognize the outstanding balance as of December 31, 2010 of the cumulative effect of foreign currency translation accounted for in the consolidated stockholders’ equity under Mexican FRS in retained earnings.
It is expected that this exemption will not have a significant impact on the Company’s consolidated financial position.

2.g Investments in subsidiaries, jointly controlled entities and associates
If the Company was required to present individual financial statements (unconsolidated) as a legal entity, will elect to recognize the investments in subsidiaries, joint ventures and associates as of January 1, 2011 at deemed cost recognized at their carrying value as of December 31, 2010, in conformity with Mexican FRS, that is, measured by using the equity method at that date.
It is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.h Assets and liabilities of subsidiaries, associates and joint ventures
The subsidiaries of the Company, as well as the Company, will adopt IFRS for the first time on the same transition date, i.e., as of January 1, 2011.
In addition, the principal joint ventures and associates of the Company will also adopt IFRS as of January 1, 2011.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.i Compound financial instruments
As of this date, the Company has not identified compound financial instruments within the scope of IAS 32, Financial Instruments: Presentation, which have been issued by the Company as of January 1, 2011.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.j Designation of previously recognized financial instruments
The Company is currently assessing the possibility of early adopting of IFRS 9, Financial Instruments, as of January 1, 2011.
If the Company decides not to adopt the provisions of IFRS 9 early, it will follow IAS 39, Financial Instruments: Recognition and Measurement, as of January 1, 2011, in which case, it is expected that this exemption will not have a significant impact on the Company’s consolidated financial position.

2.k Fair value measurement of financial assets or financial liabilities at initial recognition
The Company is currently assessing the possibility of early adopting  IFRS 9, Financial Instruments, as of January 1, 2011.
If the Company decides not to adopt the provisions of IFRS 9 early, the Company will follow the guidelines of IAS 39, Financial Instruments: Recognition and Measurement, as of January 1, 2011, in which case, it is expected that this exemption will not have a significant impact on the Company’s consolidated financial position.

2.l Decommissioning liabilities included in the cost of property, plant and equipment
To this date, the Company has not identified any significant property, plant and equipment, which require recognizing dismantling, removing or restoring liabilities.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.m Financial assets or intangible assets accounted for in accordance with IFRIC 12
To this date, the Company has not identified any financial assets or intangible assets within the scope of IFRIC Interpretation 12, Service Concession Arrangements.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.n Borrowing costs
There are no substantial differences between the Company’s current policy and the guidelines of IAS 23, Borrowing Costs, with respect to borrowing costs subject to be capitalized in qualified assets as of January 1, 2011.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.o Transfers of assets from customers
To this date, the Company has not identified significant transactions within the scope of IFRIC Interpretation 18, Transfers of Assets from Customers, as of January 1, 2011.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.p Extinguishing financial liabilities with equity instruments
To this date, the Company has not identified significant transactions within the scope of IFRIC Interpretation 19, Extinguishing Financial Liabilities with Equity instruments, as of January 1, 2011.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

2.q Severe hyperinflation
The Company has used and uses the Mexican peso as its functional currency for preparing its consolidated financial statements, and has applied the guidelines of Mexican FRS for recognizing the effects of inflation in its financial information through December 21, 2007, the date on which the Company discontinued the recognition of such effects in accordance with Mexican FRS.
The Mexican economy was no longer considered hyperinflationary for IFRS purposes beginning on January 1, 1998. Therefore, the Mexican peso in not considered a currency of an hyperinflationary economy for IFRS purposes, and this IFRS 1 exemption related to the effects of a severe hyperinflation is not applicable to the Company.
Therefore, this exemption would not be applicable to the Company, and it is expected that this exemption will not have an impact on the Company’s consolidated financial position.

Other matters to be considered

1. To this date, the Company has not identified any significant assets, liabilities and/or any stockholders’ equity components that should be recognized in accordance with the guidelines set forth in IFRS, which are not already being recognized for Mexican FRS purposes.

2. To this date, the Company has not identified any significant assets, liabilities and/or any stockholders’ equity component that will no longer be recognized and/or will be reclassified in accordance with the guidelines set forth by IFRS, except for:

Captions that will no longer be recognized
Assets	Restatement for the effects of inflation from 1998 through 2007 in intangible assets.
Liabilities	Legal indemnities liability
Stockholders’ equity	Restatement for the effects of inflation from 1998 through 2007 in capital stock

3. Through December 31, 2011, the Company will present its consolidated financial information in accordance with Mexican FRS. Beginning in the first quarter of 2012, and during 2012, the Company will present its consolidated financial information in accordance with IFRS, as follows:

Financial information	Statements of financial position	Statements of comprehensive income and cash flows
First quarter 2012 (unaudited)	As of March 31, 2012, December 31, 2011 and January 1, 2011	For the three months ended March 31, 2012 and 2011
Second quarter 2012 (unaudited)	As of June 30, 2012, December 31, 2011 and January 1, 2011	For the six and three months ended June 30, 2012 and 2011
Third quarter 2012 (unaudited)	As of September 30, 2012, December 31, 2011 and January 1, 2011	For the nine and three months ended September 30, 2012 and 2011
Fourth quarter 2012 (unaudited)	As of December 31, 2012 and 2011, and January 1, 2011	For the twelve and three months ended December 31, 2012 and 2011
Year 2012 (audited)	As of December 31, 2012 and 2011, and January 1, 2011	For the years ended December 31, 2012 and 2011

The Company’s current statements of financial position, income and cash flows will be affected by: (i) the elections made by the Company with respect to those exceptions and exemptions referred to above; (ii) the elimination of those adjustments to recognize the effects of inflation from 1998 through 2007 in intangible assets and capital stock; (iii) the elimination of the legal indemnities liability; and (iv) the recognition of actuarial gains or losses directly in comprehensive income.

The Company will also include additional and more extensive disclosures in the notes to its consolidated financial statements, as required by IFRS, principally in connection with the initial adoption of IFRS, financial instruments, related parties, among others.

4. To this date, the Company does not expect significant changes in accounting policies as a result of the adoption of IFRS beginning on January 1, 2011. The functional currency of the Company will not be affected as a result of the adoption of IFRS; consequently, the Mexican peso will continue being the Company’s functional currency.

5. To this date, the Company does not expect to use any set of accounting rules and guidelines other than IFRS.

6. The Company’s consolidated financial information presented in accordance with Mexican FRS that will be converted to IFRS for comparative purposes during 2012, includes primarily: (i) statements of financial position as of December 31, 2010 and 2011; (ii) statements of income, changes in stockholders’ equity and cash flows for the three, six, nine and twelve months ended  March 31, June 30, September 30 and December 31, 2011, respectively; and (iii) statements of income, changes in stockholders’ equity and cash flows for the three months ended March 31, June 30, September 30 and December 31, 2011.

7. To this date, the Company has identified the following changes in the presentation of its consolidated results in connection with the adoption of IFRS: (i) the increase or decrease of the majority of the other income or expense, net, in the consolidated operating income line item (under Mexican FRS, other income or expense, net, is presented after consolidated operating income); (ii) the integral cost of financing line item will be substituted for the financing expense and income line items; and (iii) the other components of comprehensive income will be presented as a part of the statement of comprehensive income. In addition, the Company does not expect a significant effect on the current contractual obligations, nor on the performance indicators, as a result of presenting financial information under IFRS in 2012.

B) Information system impacts

The Company and its principal subsidiaries do not anticipate any significant changes in the financial reporting systems currently being used by these entities as a result of the adoption of IFRS in 2012.

The Company and its principal subsidiaries’ current consolidation and accounting systems are flexible enough to carry out the required adjustments in connection with the adoption of IFRS in 2012.

The current corporate chart of accounts used by the Company is being modified by the additional requirements that have been identified in connection with the adoption of IFRS and the presentation of consolidated financial statements under these standards.

The internal control procedures related to the generation of financial information are being reviewed and/or adjusted, as required, in connection with the adoption of IFRS in 2012.

The Company’s reporting formats are being reviewed and/or adjusted, as required, for the timely presentation of the Company’s consolidated financial statements for both internal and external use, which include: statements of financial position, statements of comprehensive income, statements of changes in stockholders’ equity, statements of cash flows and explanatory notes to financial statements.

C) Progress in transition

The following timetable presents the progress made by the Company through this date in the different phases for the adoption of IFRS, in accordance with its implementation plan.

Phase	Beginning date	Ending date	Activities	Percentage of progress
1			Diagnostic
	April 2010	May 2010	a) Review of accounting policies	100%
			b) Preliminary assessment of the impacts on systems, processes and operations	100%
			c) Awareness of the Company regarding the IFRS conversion process	100%
2			Definition and launching of the Project / Assessment of components and resolution of issues / Initial conversion
2.1	June 2010	December 2011	a) “Benchmarking”	75%
			b) Preliminary assessment of the impacts on information systems, internal control, etc.	55%
			c) Documentation of the differences between Mexican FRS and IFRS	80%
			d) Transaction analysis	70%
			e) Identification and assessment of the impacts in other areas	65%
			f) Training	75%
			g) Quantifying the impacts of IFRS	75%
			h) Review and assessment of the impacts on financial information derived from the issuance of new and updated standards	65%
			i) Election and definition of new accounting policies (including IFRS 1)	70%
			j) Preparation of the statement of financial position as of January 1, 2011	50%
2.2	April 2011	March 2013	a) Preparation of the financial statements for 2011 and 2012 (interim and annual)	10%
			b) Preparation of the accounting policies manual under IFRS	30%
			c) Update and analysis of differences between Mexican FRS and IFRS based on new accounting standards	25%
			d) Quantifying adjustments for 2011	25%
			e) Designing and implementation of procedures and controls under the IFRS	10%
			f) Compliance assessment of SOX	10%
3	2012	2013	Systematization of change / Procedures and controls assurance	10%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 1, 2011	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel